Supplement filed pursuant to Rule 253(g)(2)

File No. 024-12337

SUPPLEMENT NO. 2 DATED SEPTEMBER 9, 2024

TO OFFERING CIRCULAR DATED DECEMBER 4, 2023

DOC.COM INC.

NASDAQ (“DOCC”)

This document supplements, and should be read in conjunction with, the Offering Circular dated December 4, 2023, of DOC.COM INC. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meaning as set forth in the Offering Circular.

Recent Developments

Any statement contained in the Offering Circular shall be deemed to be modified or superseded to the extent that information in this Supplement modifies or supersedes such a statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Offering Circular except as modified or superseded by this Supplement.

This Supplement should be read in conjunction with, and may not be delivered or utilized without, the Offering Circular, including any amendments or supplements to it.

The purpose of this supplement:

 Item 1.01 Entry into a Material Definitive Agreement.

On August 8th, 2024, DOC.COM INC, (the "Parent"), CIK#: 0001925674, acquired 99.9999% of the Knotion companies from Knotion companies shareholders, and as of the closing date on August 29th, 2024, Doc.com owned 99.9999% interest in the following entities "KNOTION, S.A. DE C.V. ("Knotion"), and TMB FINANCIAL, S.A. DE C.V. ("TMB" and together with Knotion, the "Companies"), as disclosed in the Exhibit.

Adding the following paragraph to the cover page:

NASDAQ (DOCC), DOC.COM INC.

The benefits of this strategic acquisition by DOC.COM INC., are:

Strategic Acquisition of Knotion.com by Doc.com Transforming Healthcare and Education Markets.

Doc.com is disclosing herein that its the strategic acquisition of Knotion.com, an award-winning Software-as-a-Service (SaaS) company in the education sector. Knotion, with a dedicated team of 296 employees, has shown impressive financial growth and operational resilience.

For **FY 2023**, Knotion reported **$21,117,821 in revenue**, reflecting a **41% annual growth**. Moreover, Knotion achieved an **EBITDA of $4,602,770**, representing a **32% growth** compared to the previous year.

This steady EBITDA increase is part of a consistent upward trend, which is reflected in their financial performance since 2016:

- **2016**: EBITDA of -$490,090

- **2017**: EBITDA of -$382,622, a **22% reduction** in losses.

- **2018**: EBITDA turned positive to **$951,715**, a **349% improvement**.

- **2019**: EBITDA grew to **$1,196,880**, a **26% growth**.

- **2020**: EBITDA climbed to **$2,034,238**, a **70% increase**.

- **2021**: EBITDA increased to **$2,899,656**, representing a **43% growth**.

- **2022**: EBITDA reached **$3,489,960**, with a **20% increase**.

With a Compound Annual Revenue Growth (CARG) of 119% between 2016 and 2023, Knotion has proven itself a key player in the education sector, delivering sustainable financial performance and operational scalability.

Synergies and Strategic Growth:

Knotion's expert development team will be instrumental in creating Doc.com’s telemedicine and medical marketplace applications, using their proven SaaS expertise to develop platforms that will transform healthcare delivery. In addition, Knotion will lead the development of AI tools for hospitals, driving innovation in patient care and operational efficiency through data-driven solutions.

Global Expansion:

As part of Doc.com’s strategic growth plan, Knotion is set to **expand its educational services into new international markets** and make its entry into the **U.S. market**. This presents a tremendous opportunity for both companies, expanding their reach and innovating across industries.

The acquisition of Knotion represents a pivotal moment, combining two forward-thinking companies committed to driving advancements in **education** and **healthcare** on a global scale.

A Bright Future:

The combination of **Knotion's award-winning SaaS expertise** with **Doc.com's leadership in telemedicine** positions us to become a market leader in delivering innovative, accessible, and scalable solutions to meet the future needs of both the healthcare and education industries. We are confident this acquisition will drive significant value for all stakeholders and propel our shared mission to improve lives through cutting-edge technology.